UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Member of the Supervisory Board

On May 11, 2020,  Mr. Eberhard Weiblen notified the supervisory board (the “Supervisory Board”) of voxeljet AG (the “Company”), that he will resign from the Supervisory Board, including the Audit Committee on which he serves, effective following the Company’s annual general meeting (the “AGM”) to be held on June 30, 2020.  Mr. Weiblen’s decision to resign was not the result of any disagreement with the Company on any matters relating to the Company’s operations, policies or practices.

On May 11, 2020, the Supervisory Board approved the nomination to the Supervisory Board of Mr. Volker Neuber to be elected at the AGM to serve until the AGM to be held in 2024. The Supervisory Board has determined that Mr. Neuber qualifies as an “independent director” as defined in the New York Stock Exchange Listed Company Manual. If elected at the AGM, the Supervisory Board intends to appoint Mr. Neuber to serve as a member of the Supervisory Board’s Audit Committee.

Mr. Neuber, 52, has been serving as Managing Director of ETTLINGER Kunststoffmaschinen GmbH (“ETTLINGER”) since 2018 when ETTLINGER, a leading manufacturer of filtering solutions for the plastics recycling industry, was acquired by Dover Corporation and became part of Dover Corporation’s MAAG business unit. Mr. Neuber also has been running MAAG’s global recycling systems business since March 2020 as Director, Recycling Systems. Prior to that Mr. Neuber was a majority shareholder of ETTLINGER from 2010 to 2018. Mr. Neuber played a big role in expanding ETTLINGER from a solely German company to a company with global operations for plastics recycling machinery. As part of this expansion process, Mr. Neuber also took part in establishing structures and processes necessary for becoming part of Dover Corporation, a New York Stock Exchange-listed company, and led the process for integrating into MAAG’s global operations and distribution network. Mr. Neuber is a highly experienced business executive whose roles comprised the ultimate operational, strategic and commercial responsibilities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

	By:	/s/ Rudolf Franz
		Name:	Rudolf Franz
		Title:	Chief Financial Officer

Date: May 15, 2020